Exhibit 21.1

Subsidiaries of the Registrant

The following will be our subsidiaries following the Reorganization:

Name of Subsidiary	State or Jurisdiction of Incorporation or Organization
Peplin Ireland Limited	Ireland
Peplin Limited	Queensland, Australia
Peplin Operations USA, Inc.	California
Peplin Operations Pty Ltd.	Queensland, Australia
Peplin Research Pty Ltd.	Queensland, Australia
Peplin Unit Trust	Queensland, Australia
West Acquisitions Corp.	Delaware, USA